3/6/03

03012965

UF 3-5-03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49827

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-02 (MM/DD/YY) AND ENDING 12-31-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Zurich Capital Markets Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Chase Manhattan Plaza, 44th Floor
(No. and Street)

New York	New York	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

~~Anthony Galante~~ (212) 208-3650
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouse Coopers
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas	New York	New York	10036
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING RECEIVED MAR 04 2003

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 21 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 20 2003

OATH OR AFFIRMATION

I, Anthony Galante, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Zurich Capital Markets Securities Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Anthony Galante
Signature

Finance Group - VP
Title

Notary Public

BRYAN BARRERAS
Notary Public, State of New York
Reg. No. 02BA6069981
Qualified in New York County
Commission Expires February 19, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Zurich Capital Markets Securities Inc.

Statement of Financial Condition

As of December 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Board of Directors of Zurich Capital Markets Securities Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Zurich Capital Markets Securities Inc. (the "Company") at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. This statement of financial condition is the responsibility of the Company's management; our responsibility is to express an opinion on this statement of financial condition based on our audit. We conducted our audit of this statement of financial condition in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether this statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2003

Zurich Capital Markets Securities Inc.
Statement of Financial Condition
December 31, 2002

Assets	
Cash and cash equivalents	$ 2,600,012
Receivable from affiliate	369,171
Total assets	$ 2,969,183
Liabilities and stockholder's equity	
Payable to affiliate	$ 284,261
Total liabilities	284,261
Stockholder's equity:	
Common stock (1,000 shares authorized, issued, and outstanding, $0.01 par value)	10
Additional paid-in capital	1,542,590
Retained earnings	1,142,322
Total stockholder's equity	2,684,922
Total liabilities and stockholder's equity	$ 2,969,183

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Nature of Business

Zurich Capital Markets Securities Inc. (the "Company"), a Delaware corporation, is a direct, wholly-owned subsidiary of Zurich Capital Markets Inc. ("ZCMI"). ZCMI is a direct, wholly-owned subsidiary of ZCM Holdings (Bermuda) Limited, a Bermuda company, which is an indirect subsidiary of the Zurich Insurance Company, and a member of the Zurich Financial Services Group.

The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc.

The Company acts as an agent on behalf of its affiliates and unaffiliated third parties in securities transactions. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The Company has a services and operations agreement with a related party, as disclosed in the notes to the statement of financial condition. Under the terms of this agreement, the Company receives administrative support to conduct its operations and the related party is responsible for all liabilities, including income taxes, incurred by the Company unless otherwise agreed by both parties. Therefore, the accompanying statement of financial condition may not be indicative of the financial condition if the Company had been operated as an unaffiliated entity.

2. Summary of Significant Accounting Policies

Basis of presentation
The statement of financial condition of the Company is presented in U.S. dollars and is prepared in accordance with accounting principles generally accepted in the United States of America.

Accounting estimates
The preparation of the statement of financial condition with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and cash equivalents
The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Income taxes
The Company is included in the consolidated tax return of ZCMI.

Receivable from and payable to affiliates
Receivable from and payable to affiliates represent amounts due from and due to affiliates as a result of the Company's services and operations agreement with ZCMI (see Note 4).

3. Net Capital and Other Regulatory Requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1" or the "Rule"), which requires the maintenance of minimum net capital. The Company computes its net capital under the basic

method as permitted by the Rule. This method requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (the Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Under Rule 15c3-1, the Company is required to maintain a minimum net capital of the greater of $100,000 or 6-2/3% of aggregate indebtedness. At December 31, 2002, the Company had net capital of $2,263,750, which was $2,163,750 in excess of its required net capital. The ratio of aggregate indebtedness to net capital at December 31, 2002 was .13 to 1.

The Company is exempt from provisions of Rule 15c3-3 under paragraph (k)(2)(i).

4. Related Party Transactions

The Company has a services and operations agreement with ZCMI (the "Agreement"), whereby in connection with the Company's broker-dealer activities, ZCMI provides the Company with facilities and personnel to conduct its operations. Under the terms of the original Agreement, ZCMI was responsible for all liabilities including income taxes of the Company unless otherwise agreed by both parties.

Effective December 19, 2002, the Company and ZCMI amended the Agreement (the "Amended Agreement") such that the Company allocates to ZCMI an annually adjusted percentage of its revenue (the "Revenue Allocation") which will be used by ZCMI to pay for all expenses of the Company. The Revenue Allocation will be re-calculated every July. Either party may terminate the Amended Agreement upon 30 days' written notice to the other party.

5. Income Taxes

The Company has no deferred income tax asset or liability as of December 31, 2002.